Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

April 20, 2010

Tom Kluck
United States Securities and Exchange Commission
Mail Stop 3010
Washington, DC 20549-5546

Re:          Acquisition Capital Group, Inc.
Registration Statement on Form S-11
Filed March 1, 2010
File No. 333-165134

Dear Mr. Kluck,

Please see the answers to your comments below.

General

1. Please significantly revise your registration statement to include the disclosure required by each item of Form S-11. For example, the company should· include the following item requirements of Form S-11:
• Item 12. Policy with Respect to Certain Activities;
• Item 13. Investment Policies of Registrant;
• Item 24. Selection, Management and Custody of Registrants Investments;
• Item 26. Limitations of Liability; and
• Item 32. Sales to Special Parties.

We have added all of these items in the order dictated above.

Cover Page of the Prospectus

2. Please revise to ensure that the disclosure here will be limited to one page. Please refer to Item 50l(b) of Regulation S-K.

We have limited the disclosure to one page.

3. Please disclose the net proceeds you will receive in accordance with Item 501(b)(3) of Regulation S-K. For example, please include a footnote that discusses the offering expenses.

We have added a footnote discussing offering expenses.

(1)	The net proceeds to the Company do not include the offering expenses which have been borne by the Company.

4. Please provide a cross-reference to your risk factors section in prominent type or some other manner. Refer to Item 501(a)(5) of Regulation S-K.

We have cross referenced the risk factors to page 7.

5. Please discuss whether the company must sell a minimum number of securities offered before any are sold. See Item 501 (b)(8) of Regulation S-K.

We have added the following sentence:
This offering is highly speculative and these securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment.  We are subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.  We will be subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.  See “Risk Factors” beginning on page 7.

6. Please revise the prospectus cover page to include only the information required by Item 501 (b) of Regulation S-K. For example only, please revise to omit information regarding the company's current conflicts of interest, which appears inconsistent with- later disclosure regarding roles of certain members of your management team.

We have omitted this information.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
April 20, 2010
Page  2 0f 15

Table of Contents

7. Please revise your table of contents so that the listed page numbers correspond accurately with the referenced disclosure subheadings.

We have updated the table of contents.

Prospectus Summary, page 1

8. We note that the company was organized in November 2009. Please disclose the names of the promoters of the company as required by Item 404(c) of Regulation S-K. See also Rule 405 of Regulation C.

The only promoters of the Company to date have been our current officers and directors.

9. We note your use of the term, "cash flow positive" to describe the types of real property assets you intend to acquire. Please revise to explain here and in more detail elsewhere in your prospectus what you mean by "cash flow positive" and also revise your disclosure to more fully describe any investment guidelines or criteria utilized by management to identify and assess such properties. Please also briefly describe the additional risk that the company many face resulting from your strategy, if any.

We have added the following information regarding the definition of “cash flow” positive. a.) cash flow positive, meaning properties that have a positive monthly income after all expenses, mortgages, operating expenses, taxes and maintenance reserves are paid.

We also added the following Risk Factor:

Even though we intend to only purchase those properties that fit our investment profile, there is a possibility that our purchases may not provide the results predicted.
One type of property we intend on investing in will be “cash flow positive.” This means properties that have a positive monthly income after all expenses, mortgages, operating expenses, taxes and maintenance reserves are paid. Even though we intend to purchase these types of properties, unforeseen circumstances may cause such properties to become cash flow negative whereby the income from the property does not cover all of its expenses. Some conditions may be neighborhood changes/conditions, economic conditions, property conditions, and unforeseen expenses.

10. Please briefly discuss here and in more detail elsewhere in the prospectus, the geographical region in which the company’s properties will be located. See Item 14(a) of Form S-11.

Primarily, we are looking to invest in the East Coast and South Eastern States.

11. Please explain how you will purchase commercial property that is primarily “multi family." Also revise accordingly similar disclosure in. the business section.

We have added additional information to this section including this:

o
Buy and sell performing and non performing commercial property.  Primarily multi family properties by searching the MLS, commercial listing sites, receiving leads from principals and agents, as well as leads from our already existing contacts; We will sell the properties by listing them on listing services and by utilizing an agent;

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
April 20, 2010
Page  3 0f 15

12. Please include a summary financial table.

Financial Summary

Period from November 13 to December 31, 2009

Statement of Operations
Revenues	-
Expenses	(8,350)
Net Loss	(8,350)

As of
December 31, 2009
Balance Sheet
Total assets	1,650
Total liabilities	0
Shareholders' deficit	(1,650)

Risk Factors, page 2

General

13. Please note that Item 503(c) of Regulation S-K requires that you "set forth each risk factor under a subcaption that adequately describes the risk.” Some of the current risk factor subcaptions do not adequately describe the risk to your business. For example only, please refer to the risk factor "Real estate investments are illiquid" on page 7 that does not provide enough detail of the risk to the company's business and the first risk factor on page 2 that should be more concise. Please review and revise each risk factor, as applicable, to provide specific disclosure of how you, your business, financial condition and results of operation would be affected.

We have updated the following risk factor captions as follows:

We are a development stage company organized in November 2009 and have recently commenced operations, which makes an evaluation of us extremely difficult. Thus, we may never become profitable which could lead to a loss of your total investment.

Our management has limited experience in running a public company which could lead to extra costs to insure proper filings.
Real estate investments are illiquid which may make it difficult to sell properties at a profitable price and in a reasonable time.
Our mortgage loans may charge variable interest which may make our properties cash flow negatively.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
April 20, 2010
Page  4 0f 15

14. Please revise your risk factor subheadings to accurately describe the risks discussed in the related risk factor narratives. For example, we note the risk factor at the top of page 4 under the subheading "We depend highly on our current management ...." In this risk factor, the narrative explains how officers have other business interests and will only devote 50% of their time to the business; however, the risk factor subheading relates to the risk of management's limited experience in running a public company and: the lack of employment agreements. Please revise accordingly.

We have deleted this risk factor as we have other risk factors elsewhere which address these risks.

15. Please remove repetitive risk factors. F'or example, we note that the company discusses management's limited experience in running a public company in separate risk factors on pages 3 and 4. Please revise to remove duplicative disclosure.”

We have deleted this disclosure.

16. Each risk factor should contain a single, discreet risk. We note that several of your risk factors present multiple risks·. For example, see the risk factor “If we invest in joint ventures... "Please review and revise.

We have revised it to read as follows:

If we invest in joint ventures, the objectives of our partners may conflict with our objectives.
In accordance with one of our acquisition strategies, we may make investments in joint ventures or other partnership arrangements between us and affiliates of our sponsor or with unaffiliated third parties. Investments in joint ventures which own real properties may involve risks otherwise not present when we purchase real properties directly. For example, our co-venturer may have economic or business interests or goals which are inconsistent with our interests or goals, or may take actions contrary to our instructions, requests, policies or objectives. Moreover, there is an additional risk that the co-venturers may not be able to agree on matters relating to the property they jointly own. In addition, the fiduciary obligation that our sponsor or our board of directors may owe to our partner in an affiliated transaction may make it more difficult for us to enforce our rights.
If we invest in joint ventures, we may be subject to other, unforeseeable economic harm.
We may not be able to control our co-venturer’s economic condition and hence, in the event of financial hardship, our co-venturer may file for bankruptcy protection which could adversely affect us.  Among other things, actions by a co-venturer might subject real properties owned by the joint venture to liabilities greater than those contemplated by the terms of the joint venture or other adverse consequences. These diverging interests could result in, among other things, exposing us to liabilities of the joint venture in excess of our proportionate share of these liabilities. The participation rights of each owner in a jointly owned property could reduce the value of each portion of the divided property.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
April 20, 2010
Page  5 0f 15

Our management bas limited experience in running a public company, page 3

17. Please revise to remove the second sentence of this risk factor, which mitigates the risk you are describing. Such mitigating language is not appropriate for the risk factors disclosure.

We have removed the language.

Economic conditions may adversely affect our income, page 7
18. We note that you discuss current market conditions and the resulting impact such conditions have on your proposed business. Considering that you currently have no property holdings, please revise the risk factor narratives under this subheading and elsewhere in this section to more accurately capture your specific risks. Please refer to Item 503(c) of Regulation S-K.

We have updated it to state:

Upon purchasing properties, economic conditions may adversely affect our income.
We currently own no properties. However, in the event we do purchase properties, our commercial or residential property’s income and value may be adversely affected by national and regional economic conditions….

We may not make a profit if we sell a property, page 8

19. We note disclosure in the Business section indicating your intention to invest in “flip" properties. Please expand on the particular resale risks associated with these types of investments.

We expanded the disclosure to read as follows:

We may not make a profit if we sell a property.
The prices that we can obtain when we determine to sell a property will depend on many factors that are presently unknown, including the operating history, tax treatment of real estate investments, demographic trends in the area and available financing. There is a risk that we will not realize any significant appreciation on our investment in a property. Particularly on those properties we intend on flipping. Flipping properties is defined as properties bought and resold under one year. Our “flip” properties’ profits will be highly dependent on not just an increase between purchase price and sale price but also on our ability to sell the property quickly. Accordingly, your ability to recover all or any portion of your investment under such circumstances will depend on the amount of funds so realized and claims to be satisfied therefrom.

“We may suffer losses that are not covered by insurance...”,  page 12

20. This risk factor addresses a risk that affects companies across industries and appears broad and generic. Please revise to clarify how this risk is specific to you.

We have more narrowly defined this risk factor.

Special Note Regarding Forward-Looking Statements, page 21

21. Please revise to limit references to section which are not included in your prospectus, such as “Plan of Operations."

We have removed this reference.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
April 20, 2010
Page  6 0f 15

Use of Proceeds, page 15

22. Please reconcile your offering expenses in the use of proceeds table with the expenses described in Part II of the registration statement.

Our expenses reflect the proper $13,825.

23. Please discuss in greater detail the line item, “Down Payment for Properties." Please describe here or in more detail in the business or investment policy section, the types of properties you plan to acquire and how many. In light of you disclosure that no specific properties or joint venture investments have been identified, please explain how you came up with the disclosed amounts.

We have updated the following section:

(1)
We currently have not identified any specific properties. However, we anticipate that we will purchase properties that will a.) cash flow positive to satisfy any debt service and b.) are self-storage, mobile home parks or multi-family properties. With these parameters set, we believe we will not be able to finance a property with more than 75% financing based on current lending policies. We expect debt service to not exceed 8% per annum based on TD Bank’s current rates. We have not identified any properties, but as we increase our available funds, we expect to purchase properties in greater quantity and size. We expect that if we raise the maximum amount, we will be able to invest into up to three (3) properties, while if we raise only $25,000 we will only be able to purchase one (1) property. This is the assumption that each property will be valued at $500,000 or less in the case of raising the maximum proceeds. In order to purchase one property with only $25,000 in available cash, that property will have to be priced at $100,000 or less or we will need to look to alternative financing that will allow us to leverage more than 75% of the value of the property. We may elect to purchase just one property depending on the availability of a positively cash flowing property. Property acquisitions will all depend on availability of properties that fit our investment criteria and that our available cash allows us to purchase.

24. Please include a general description of the properties that the registrant intends to purchase, if less than the maximum is raised. See Instruction I. to Item 504 of Regulation S-K.

If less than the maximum is raised, we will most likely purchase a small multi-families in need of rehab.

We look to acquire the following types of properties, although no specific properties have been identified.

1.
Commercial properties (self-storage, mobile home parks, and multi-family) including stable assets (those that cash flow, but have little upside on equity) and “value-added” assets, where the current asset has little cash flow, but has the potential for great value increases and increased cash flow so long as we add value through rehab or remanaging.

2.	We will look for properties with a capitalization rate of no less than 8% and a debt service ratio exceeding 1.30.

25. Please discuss how long you expect it to take to invest offering proceeds in a portfolio of properties and real estate-related assets.

We believe it will take us no longer than 6 months to invest offering proceeds into a portfolio of properties and real estate related assets.

26. Please revise to clarify how you win determine the “value-added" nature of the commercial properties you intend to acquire. Please also explain by you mean by properties with "3 capitalization rate of no less than 8% and debt service ratio of 1.30 in plain English.

We have added the following information:

•	Debt service ratio of 1.30 (Debt Service Ratio = total of all debt on the property in relation to its total income. i.e. for every $1.00 of debt, we will require $1.30 of income to cover that debt.)
•	Cash on cash return of 10% – (how much of your investment you get back
•	Cap Rate Net operating income (NOI)divided by the RV – Relationship between the NOI an the purchase price that enables common investor to compare properties side by side

Dilution, page 16

27. Please explain to us how you calculated the net tangible book value per share after giving effect to the offering. The amounts disclosed in your dilution tables appear to be inconsistent with the Net Proceeds from Offering disclosed on page 15 combined with your historical net tangible book value.

Our net tangible book value is correct at $1,650. The amounts disclosed in our net proceeds have been adjusted to reflect $13,825.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
April 20, 2010
Page  7 0f 15

Plan of Distribution and Terms of the Offering, page 18

28. Please discuss whether the funds raised in the offering will be available to the company for use immediately after the sale of the securities.

We added the following sentence:
Funds will be made immediately available to the Company upon receipt.

29. Please discuss the methods by which the officers and directors will solicit investors.

We have added the following paragraph:
The officers and directors first intend on extending an offer to purchase the securities herein to friends, family, and business associates. Once exhausting any of those relationships, the officers and directors may elect to solicit outside investors by holding informational meetings that are open to the public and presenting the Company’s Prospectus. We intend to sell our shares in the United States.  Prior to selling our shares in the USA jurisdictions, we will file applications for the sale thereof with the respective securities administrations of that jurisdiction. We have not filed any applications for registration with any states where required and we do not intend to do so until we have been advised by the Securities and Exchange Commission that it has no further comments regarding our public offering.

Director, Executive Officers, Promoters and Control Persons

Duties, Responsibilities and Experience, page 20

30. In accordance with Item 401(e) of Regulation S-K, please describe in more detail business experience for each of your identified executives during the last five years. In such disclosure, identify the specific time periods he has served in each of the positions described.

We have updated all of the biographies to reflect the time at each position for each individual officer.

31. With respect to your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Please refer to Item 401 (e) of Regulation S-K for guidance.

We have added a sentence at the end of each biographical statement to discuss the specific experience and reasons that lead to the conclusion as to why each person should serve as a director.

Interest of Named Experts and Counsel, page 23

32. Please tell us whether your obligation to issue shares to Jillian Ivey Sidoti is contingent upon her providing a legality opinion. If so, please disclose the contingent nature of this arrangement. Refer to Item 509 of Regulation S-K.

We have added the following sentence to answer this comment:

“We expect to issue these shares in July 2010. The issuance of shares is not contingent on any services, including the legal opinion, not yet provided.”

Description of Business, page 23

33. Please describe your investment policies currently in place. Please include in your disclosure any policies regarding leverage and whether the company may purchase properties from affiliates.

Please see the following updated section:

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
April 20, 2010
Page  8 0f 15

Investment Policies

We are looking to purchase various types of properties that fit the following criteria:

Stable/Performing Assets:

Assets that may be purchased as current cash flowing properties that have a low vacancy rate (defined as less than 15% vacancy) will be purchased at a capitalization rate at least 8% and that may have a debt service coverage ratio that exceeds 1.30. This means that we will only seek out properties that we believe will have enough net operating income that it will cover the debt service by 130%.
Non-performing assets:

Those assets that we identify as “non-performing assets” are those properties that have little cash flow but have potential for great value increases so long as we add value in terms of rehab or management to the property.  We will seek properties with capitalization rates of no less than 8% capitalization upon stabilization. Capitalization Rate is defined as the ratio between the net operating income produced by an asset and its capital cost (the original price paid to buy the asset) or its current market value. It is calculated by dividing the net operating income by the purchase price of the property. We plan to “stabilize” distressed properties or non-performing assets by adding value through new management, rehab and repositioning through marketing. We will consider a property stabilized upon the completion of rehab and the entry of new tenants with 85% occupancy for three (3) consecutive months.
Quick turnover properties:

We may seek out properties that we can “flip” or purchase and sell in less than a year. We will only seek out properties which we believe we can resell for no less than a 10% gross margin.

Of these, we look to acquire any of the following types of properties in the Southern and Eastern United States:

A.   Multifamily Units
•	Positive cash flow of a minimum of 8.5% CAP rate (CAP Rate = ratio of the relationship between the net operating income and the sale price)
•	Debt service ratio of 1.3 (Debt Service Ratio = total of all debt on the property in relation to its total income. i.e. for every $1 of debt , we will require $1.3 of income to cover that debt.)
•	Cash on cash return of 10% – (how much of your investment you get back in a year)
•	Metropolitan Statistic Area (MSA) of 100,000 people or more

B. Self-Storage
•	Debt service ratio of 1.3 (Debt Service Ratio = total of all debt on the property in relation to its total income. i.e. for every $1 of debt , we will require $1.3 of income to cover that debt.)
•	Cash on cash return of 10% – (how much of your investment you get back

C.  Mobile Home Parks
•	Parks that could have additional expansion possibilities and/or upgraded management.
•	Debt service ratio of 1.3 (Debt Service Ratio = total of all debt on the property in relation to its total income. i.e. for every $1 of debt , we will require $1.3 of income to cover that debt.)
•	Cash on cash return of approximately 10% – (how much of your investment you get back

Risks:  Economic downturn, massive layoffs, or corporate downsizing.  This is why we want to be near a metropolitan area with a well diversified workforce.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
April 20, 2010
Page  9 0f 15

For financing purposes, commercial property will be primarily purchased following Fannie Mae, Freddie Mac, or HUD industry guidelines for 5 or more units.

*Based on typical underwriting and could change.
	Cap Rate	Loan to Value 75%	Minimum Net Operating Income	Debt service Coverage (6% based on 25 yr. Ammorization)	Cash on Cash Return (min. of 10%)
Property A Cost $577,144	8.5%	$432,858	$49,057/yr	1.58% (includes taxes & insurance) = $31,142	10.8% = $15,583/yr

We may also elect to enter into a joint venture agreement and invest in the properties of other, non-affiliated developers. We have not identified any joint ventures that we may invest in. We will seek to form relationships with likeminded owner operators/developers. We expect to joint venture with those who have access to larger projects that we would be unable to purchase by ourselves in our current financial capabilities and due to our investment properties where we would own a fractional interest in the property. We expect such joint venture properties to exceed $10 million in value.
We do not intend on acquiring any properties from any related parties.

34. You disclose in the Risk Factors section and elsewhere in your filing that Ms. Graveline and Ms. McCarthy have broad discretion in further developing your business plan and, otherwise implement policies regarding the evaluation and selection of investment properties. Please describe in this section how and when you will disclose such policies to your investors.

We have added the following information

“We will update our investors of our new acquisitions and business dealings via a quarterly on-line newsletter posted on the webpage as soon as the transaction(s) have been completed.”

35. As currently drafted, the description of your business is vague and unclear as to the nature and extent of your current and future operations. Please revise to discuss what services you currently provide and to whom you provide them. In addition, please discuss your planned real estate services and investments.

We have added this to the “Overview” section:

“We have not commenced any significant operations to carry out our business plan. To do date, we have not purchased any properties nor have any properties under contract for purchase. Thus far, we have only performed those tasks related to our organization and development of our business plan. Upon receiving funding, we plan to carry out our business plan, as described below, of purchasing, managing, and disposing real estate assets for a profit.”
36. Please revise your disclosure to discuss in great detail the "special situation" joint ventures the company plans to pursue. Please also provide a more detailed description of the certain commercial properties that you plan to acquire.

We have added the following:

We expect to joint venture with those who have access to larger projects that we would be unable to purchase by ourselves in our current financial capabilities and due to our investment properties where we would own a fractional interest in the property. We expect such joint venture properties to exceed $10 million in value.
We also added the following:

Of these, we look to acquire any of the following types of properties in the Southern and Eastern United States:

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
April 20, 2010
Page  10 0f 15

A.   Multifamily Units
•	Positive cash flow of a minimum of 8.5% CAP rate (CAP Rate = ratio of the relationship between the net operating income and the sale price)
•	Debt service ratio of 1.3 (Debt Service Ratio = total of all debt on the property in relation to its total income. i.e. for every $1 of debt , we will require $1.3 of income to cover that debt.)
•	Cash on cash return of 10% – (how much of your investment you get back in a year)
•	Metropolitan Statistic Area (MSA) of 100,000 people or more

C.	Self-Storage
•	Debt service ratio of 1.3 (Debt Service Ratio = total of all debt on the property in relation to its total income. i.e. for every $1 of debt , we will require $1.3 of income to cover that debt.)
•	Cash on cash return of 10% – (how much of your investment you get back

C. Mobile Home Parks
•	Parks that could have additional expansion possibilities and/or upgraded management.
•	Debt service ratio of 1.3 (Debt Service Ratio = total of all debt on the property in relation to its total income. i.e. for every $1 of debt , we will require $1.3 of income to cover that debt.)
•	Cash on cash return of appoximataly 10% – (how much of your investment you get back

37. Please revise to briefly explain the concept of “capitalization rules" and clarify what you mean by ''capitalization upon stabilization. Explain how you will ensure that the properties you acquire will meet these criteria.

We have added the following information:

Capitalization Rate is defined as the ratio between the net operating income produced by an asset and its capital cost (the original price paid to buy the asset) or its current market value. It is calculated by dividing the net operating income by the purchase price of the property. We plan to “stabilize” distressed properties or non-performing assets by adding value through new management, rehab and repositioning through marketing. We will consider a property stabilized upon the completion of rehab and the entry of new tenants with 85% occupancy for three (3) consecutive months.

Conflicts of Interest, page 24

38. Please tell us why you do not believe the conflicts disclosed in this section win have a negative impact on any decisions made by management considering that many of the conflicts disclosed in this section relate to your management's external involvement in the business of investing and disposing of real property.

We added the following two paragraphs:

Our officers and directors have resolved that officers and directors of the Company may not purchase, sell, pledge, or place under contract any property that fits the investment policies of the Company without first allowing the Company first right of refusal on such property. Violation of this policy will result in immediate termination of the offending officer or director.
Upon financial stability of the Company, all officers and directors intend on dedicating 100% of their professional time to the Company and its operations, thus eliminating all of the abovementioned conflicts.

39. Please outline briefly any provisions of the governing instruments that limit transactions between the company and any director, officer, security holder or affiliate of the company. See Item 25 of Form S-11.

We added the following information:

Our officers and directors have resolved that officers and directors of the Company may not purchase, sell, pledge, or place under contract any property that fits the investment policies of the Company without first allowing the Company first right of refusal on such property. Violation of this policy will result in immediate termination of the offending officer or director.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
April 20, 2010
Page  11 0f 15

Employees, page 25

40. You disclose that your officers have provided the working capital to cover your initial expenses. Please tell us whether you have entered into any formal loan agreements or other arrangements pursuant to which you received such funds.

There are no loan agreements. The officers received shares for their contribution.

Officers' Prior Relevant Experience, page 26

41. For each of the properties listed in this section, pleas identify your specific officers involved in the ventures and describe their involvement. Please also revise your disclosure to clarify that the information presented is not a guarantee or prediction of the size or composition of the properties that you may acquire in the future. In light of the aggregate offering amount you are attempting to raise relative to the respective purchase prices of the properties discussed here, please tell us why you believe your disclosure in this section presents relevant measures of comparison to investments in your business. If you elect to retain these disclosures, please balance your narrative disclosure with a discussion of any adverse business developments or conditions. We may have further comment.

We have updated this section to read as follows:

The properties below are not indicative of the types of properties that we may be able to acquire. The discussion below is merely provided to provide the reader with information on the officers’ previous experience in the commercial real estate field. A potential reader is advised to read this section regarding previous experience with caution.

Apartment Complex 1:  100 Multi-family Units

Gail McCarthy, our President, has a direct ownership interest in this property. She is also an informal liaison between the professional property management company, the investors, and the project sponsor.  In this role, she ensures that the property management team has the resources that they need to succeed, that the investors are aware of the status and new developments at the property, and that the project sponsor receives and addresses issues as they occur

In March, 2006, a private group of investors formed a single purpose, limited liability company, as tenants-in-common, to purchase a 100-unit apartment complex for $4.25 million.  Each partner was granted equity on a pro rata basis, based on funds required at closing, comprised of both personal and privately “raised” funds.  Because this is a private company, sponsor does not have authorization to release financials to the public.

The partnership will terminate upon sale of the property.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
April 20, 2010
Page  12 0f 15

The property’s management was on par, very little maintenance was deferred, the tenant profile needed some improvement, but overall was typical for the location, the occupancy rate was approximately 85%.  It was a C property in a C area.  It was an attractive acquisition because of cash flow, as well as the location, which benefits from being located in a geographic region with a very well diversified workforce.
The property was purchased with a combination of capital from the partners and a commercial loan.

The asset is managed by the partners via a professional property management company that provides weekly and monthly reports.  Partners make sporadic site visits to the property and continuously monitor key accounts, keep in close contact with the property management professionals and occasionally reach out to our vendors and fellow property owners and professional “friends” in the area, to insure property is operating within our financial guidelines set at acquisitions, occupancy has been stabilized, property maintenance is current, and net operating income covers debt service ratios.  We are monitoring proactively management and cash flows so that we meet the ongoing loan criteria of the financing agreement and guidelines.

 B and C class properties described as:
•	10-30 year old properties
•	Fairly good condition
•	Cost per unit of $10-60,000
•	May or may not have updated amenities based on market demand for that particular location
•	Properties would benefit from increased management, restoration, modernization and marketing.
•	Located in middle class neighborhoods as defined by census information

Apartment Complex 2:  152 Multi-family Units

Gail McCarthy, our President, is the Vice President of Finance and Tax Matters Partner in the Company that owns the below discussed property.  As such, she deals with issues regarding finance, law, and accounting. Her responsibilities include working with a bookkeeper and a CPA to provide tax returns for the associated companies and the partners, working with a new lender to successfully refinance the property with a Fannie Mae loan under stringent underwriting guidelines, overseeing the monthly distribution of funds to the partners and all related banking responsibilities, and working with attorneys to create the appropriate documents for our operations.  She also works closely with the property management team to provide guidance and support, when needed, monitor and analyze financial information weekly, monthly, and yearly, and sporadically makes site visits.

In July, 2006, as a private group of investors, a limited liability company was formed to acquire a 152-unit apartment complex for $4.35 million.  Each partner brought forth an equal portion of the funds required at closing, comprised of both personal and privately “raised” funds.  Because this is a private company, principal does not have authorization to release financials to the public.

The partnership will terminate upon sale of the property.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
April 20, 2010
Page  13 0f 15

Each partner receives an equal distribution from the net profits of the property.  Distributions were initially deferred because this was acquired as a turnaround project.  The property was poorly managed, maintenance was deferred, the tenant profile needed improvement, there was drug-related crime, and the occupancy rate was under 70%.  It was a C- property in a B- area.  It is now a B- property in a B- area. It was an attractive acquisition because of the potential upside, due to the factors that we could correct and improve, as well as the location, which benefits from being located in a geographic region with a very well-diversified workforce.

The property was purchased with a combination of capital from the partners, an assumed first mortgage and seller-financing.

The asset is managed by the partners via a professional property management company that provides weekly and monthly reports.  Partners make sporadic site visits to the property and continuously monitor key accounts, keep in close contact with the property management professionals and occasionally reach out to our vendors and fellow property owners and professional “friends” in the area, to make sure things are running smoothly.

Each partner has an equal vote and makes determinations on the priority of large capital expenditures and other things that go beyond the day-to-day operations.

Other Officer experience and disclosure:

Louisville-Frankfort Corp (“LFRE”) is a privately held corporation that is a holding company for regional real estate.  LFRE has been in existence since the 1950’s and holds either directly or through joint ventures 19 properties.  Since this is a family run and managed company, only an overview narrative will be provided.

Mr. Horwitz, our CEO, is the grandson of one of the founding family members and has extensive property management and acquisition experience.  Over the years, his responsibilities include on and offsite management, lease negotiations and sale leaseback transactions of these properties.

The holdings includes free and clear properties rented for manufacturing, wholesale distribution, retail sales and office flex space (Medical Offices).  These nineteen properties combined consist of roughly 89,000 square feet.  Two properties are sales where LFRE acts as the mortgagee.  Some of the retail sale properties include land leases to Yum brands (Taco Bell), Ashland Oil (Valvoline) and others.

Mr. Horwitz is responsible for annual or bi-annual site inspections of commercial properties, review of maintance quality control and invoice authorizations, determinations for rental or liquidation of property to include term leases and or term leases with options to purchase or outright sale with seller financing, review of income and expenses (balance sheet) distribution of quarterly dividends and management discussions with the comptroller, legal counsel and major stockholders, investment decisions for cash investments to include real estate and appropriate dividend yielding publically traded stock purchases that meet suitability tests as set forth by the board of directors.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
April 20, 2010
Page  14 0f 15

42.  Please revise to provide a quantifiable measure to substantiate your assertion of property performances "running smoothly." Please also explain terms used in this section, such as "C property", '"C area," "B property," "B Area" and "potential upside."

B and C class properties described as:
•	10-30 year old properties
•	Fairly good condition
•	Cost per unit of $10-60,000
•	May or may not have updated amenities based on market demand for that particular location
•	Properties would benefit from increased management, restoration, modernization and marketing.
•	Located in middle class neighborhoods as defined by census information

Management's Discussion and Analysis of Financial Condition Liquidity and Capital Resources. page 26

43. We note your disclosure that you may also seek to finance the purchase of properties with "banking financing." Please describe any preliminary agreements you have entered into to receive financing from banks.

We have not entered into any preliminary agreements.

Part II. Information Not Required In Prospectus

Item 26. Recent Sales of Unregistered Securities, page 35

44. We note your disclosure under the above referenced subheadings that you relied upon the exemption from registration in Section 4(2) of the Securities Act of 1933 for the transactions described hereunder. Please expand your disclosure to state briefly all facts relied upon to make the exemption available. Refer to Item701 (d) of Regulation S-K.

We added the following:

These shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the shareholder had the necessary investment intent as required by Section 4(2) since she agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

Item 28. Undertakings, page 36

45. It appeal's that paragraphs (4) and (6) are repetitive. Please revise to remove duplicative disclosure or advise.

This has been removed.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
April 20, 2010
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Signatures

46. Please revise your signature page to include the signatures of your principal accounting officer or controller.

We have updated this.

Exhibit 3.1

47. We note that you have filed this exhibit as a series of separate jpeg images. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire document as an image. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file the applicable/exhibits in one of the correct document formats.

We have asked our EDGAR filer to properly file this. Sorry for the inconvenience.

Exhibit 5.1

48. Please file a revised opinion that includes counsel's consent to filing the opinion as an exhibit to the registration statement or include a separate consent as an exhibit.

We have incorporated EXHIBIT 23.2 by reference in EXHIBIT 5.1.

49. Please have counsel confirm to us in writing that he concurs with our understanding that the reference and limitation to the '''corporate laws of the State of Delaware" includes the statutory provisions and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

We have added the following “….fully paid and non-assessable under the corporate laws of the State of Delaware, including the statutory provisions and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.”

50. Please file a revised opinion that includes counsel's signature.

The signature is included.

Thank you for your time.

Sincerely,

/s/ Jillian Sidoti
Jillian Sidoti
Counsel